

August 9, 2010

By U.S. Mail and facsimile to (425) 463-4041

Steven White, Chief Executive Officer
ITEX Corporation
3326 160th Avenue SE, Suite 100
Bellevue, Washington 98008-6418

> **Re: ITEX Corporation**
> **Form 10-K for the Year Ended July 31, 2009**
> **Filed October 15, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 2, 2009**
> **File No. 0-18275**

Dear Mr. White:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director